SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549
                              ________________

                                 FORM 8-A/A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 2
                              ________________


                             ALBERTSON'S, INC.
           (Exact Name of Registrant as Specified in Its Charter)


            DELAWARE                        82-0184434
    (State of Incorporation             (I.R.S. Employer
        or Organization)               Identification no.)


                          250 PARKCENTER BOULEVARD
                                BOISE, IDAHO
                  (Address of Principal Executive Offices)


                                   83726
                                 (Zip Code)
                              ________________

     Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of Each Exchange
             Title of Each Class            on Which Each Class is
             to be so Registered               to be Registered
             -------------------            ----------------------
       PREFERRED STOCK PURCHASE RIGHTS      NEW YORK STOCK EXCHANGE
                                            PACIFIC STOCK EXCHANGE

     Securities to be registered pursuant to Section 12(g) of the Act:

                                    NONE


           The undersigned registrant hereby amends and supplements, as set forth below, Items 1 and 2 of its Registration Statement on Form 8-A (the "Form 8-A") filed with the Securities and Exchange Commission (the "Commission") on March 4, 1997, as amended by Amendment No. 1 thereto, filed with the Commission on August 6, 1998.

 ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

           The response to Item 1 in the Form 8-A is hereby amended to read in its entirety as follows:

      The Board of Directors of Albertson's, Inc. (the "Company") has adopted a Stockholder Rights Plan providing that one right (a "Right") will be attached to each share of common stock, par value $1.00 per share, of the Company (the "Common Stock"). The Rights were issued initially to holders of record of the Common Stock on March 21, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Stock") at a purchase price of $160 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 9, 1996 and amended on August 2, 1998 and March 16, 1999 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent.

      Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates in respect of the Rights ("Rights Certificates") will be distributed. All certificates representing shares of Common Stock issued by the Company following the Record Date bear a legend indicating that the Rights are attached to such Common Stock certificates. Shares issued and owned by stockholders prior to the Record Date will be deemed to have Rights attached, notwithstanding the absence of a legend. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock (the earlier of (i) and (ii), the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 21, 2007 unless earlier redeemed or extended by the Company.

      As soon as practicable after the Distribution Date, Rights
 Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

      In the event that any person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of an event set forth in this paragraph (the "Flip-in Event"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of a Flip-in Event until such time as the Rights are no longer redeemable by the Company, as set forth below.

      In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged; or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) will thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Purchase Price.

      The Purchase Price payable, and the number of one one-thousandths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price (as defined in the Rights Agreement) of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Rights will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

      Generally, at any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Notwithstanding the foregoing, the Rights generally may not be redeemed for 180 days following a change in a majority of the Board of Directors as a result of a proxy contest or consent solicitation unless the Board of Directors adopts specified Value Enhancement Procedures (as defined in the Rights Agreement) or the Board of Directors (i) is able to establish the entire fairness of the decision to redeem the Rights if an action challenging such decision is brought and
 (ii) satisfies certain other requirements.

      For 180 days (the "Special Period") following a change in control of the Board of Directors of the Company, that has not been approved by the Board of Directors, occurring within six months of announcement of an unsolicited third-party acquisition or business combination proposal or of a third party's intent or proposal otherwise to become an Acquiring Person, the new directors are entitled to redeem the Rights (assuming the Rights would have otherwise been redeemable), including to facilitate an acquisition or business combination transaction involving the Company, but only (i) if they have followed certain prescribed procedures or (ii) if such procedures are not followed, and if their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors (solely for purposes of the effectiveness of the redemption decision) are able to establish the entire fairness of the redemption or transaction.

      Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. The foregoing notwithstanding, no amendment may be made to the Rights Agreement during the Special Period or at a time when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

      As of January 28, 1999, there were 245,697,363 shares of Common Stock outstanding and no shares of Common Stock in the treasury. As of January 28, 1999, options to purchase 4,543,100 shares of Common Stock were outstanding. So long as the Rights are attached to the Common Stock, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) will be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. A total of 3,000,000 shares of Preferred Stock are reserved for issuance upon exercise of the Rights.

      The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of members of the Board of Directors who are not affiliated with the person making the offer. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

      On August 2, 1998, the Company issued an option (the "Option") to purchase shares of Common Stock to American Stores Company, a Delaware corporation ("ASC"). On August 2, 1998, the Company executed an amendment (the "Amendment") to the Rights Agreement as originally executed that provides that ASC will not be deemed to be the "Beneficial Owner" or to "beneficially own" the shares of Common Stock for which the Option is exercisable and will not be deemed to be an Acquiring Person by reason of its holding the Option or any shares of Common Stock acquired pursuant to the exercise of the Option. The Option will expire upon consummation of the merger of ASC into a subsidiary of the Company and in certain other circumstances.

      The Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit. A Certificate of Designation, Preferences and Rights setting forth the terms of the Preferred Stock was filed with the Secretary of State of the State of Delaware (the "Secretary of State") on December 13, 1996, and an amendment thereto was filed with the Secretary of State on March 16, 1999.


 ITEM 2.   EXHIBITS.

           The response to Item 2 in the Form 8-A is hereby amended to read in its entirety as follows:

           1. Stockholder Rights Agreement, dated as of December 9, 1996, between Albertson's, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.

           2. Amendment to Stockholder Rights Agreement, dated as of August 2, 1998.

           3. Second Amendment to Rights Agreement between Albertson's, Inc. and ChaseMellon Shareholder Services, L.L.C., dated as of March 16, 1999.

           4. Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Stock of
                Albertson's, Inc.



                                 SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                               ALBERTSON'S, INC.


                               By  /s/ Thomas R. Saldin
                                 --------------------------------------
                               Name:     Thomas R. Saldin
                               Title:    Executive Vice President and
                                           General Counsel


 Date:  March 24, 1999




                               EXHIBIT INDEX


 Exhibit   Description
 -------   -----------
    1* Stockholder Rights Agreement, dated as of December 9, 1996, between Albertson's, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.

    2*     Amendment to Stockholder Rights Agreement, dated as of August 2,
           1998.

    3 Second Amendment to Rights Agreement between Albertson's, Inc. and ChaseMellon Shareholder Services, L.L.C., dated as of March 16, 1999.

    4 Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Stock of Albertson's, Inc.
 _________________
 * Incorporated by reference to the Registration Statement on Form 8-A filed by Albertson's, Inc. with the Commission on March 4, 1997, as amended (File No. 1-06187).